August 18, 2011

Christian Windsor, Special Counsel
Securities and Exchange Commission
Washington, DC  20549

RE:          File No. 001-16413
First Century Bancorp – Comment Letter dated August 9, 2011

Dear Mr. Windsor:

As previously discussed with SEC Staff, First Century Bancorp will respond to the referenced comment letter on or before September 9, 2011.  We appreciate you exending the time for our response.

If you need to contact me, I can be reached at 770-280-0857.  Thank you.

Sincerely,

/s/Denise Smyth

Chief Financial Officer